Exhibit 99.8

NICE Actimize Transforms Anti-Money Laundering with
New Suspicious Activity Monitoring Solution Utilizing Robotic
Process Automation and Artificial Intelligence Technologies

Introducing autonomous financial crime management to the AML category, the new SAM solution detects complex financial crime while increasing productivity

Hoboken, N.J., February 21, 2018 –  Financial services organizations and their compliance programs face the hard realities of meeting regulatory requirements around detecting and reporting anti-money laundering schemes, while managing the cost of compliance. Today NICE Actimize, a NICE (Nasdaq:NICE), business and leader in autonomous financial crime management solutions, takes aim at this challenge with its next generation Suspicious Activity Monitoring (SAM) solution, which combines machine learning analytics for laser-accurate crime detection with robotic process automation, virtually eliminating the manual search for third party data, increasing team productivity, and reducing investigation time for a single alert by up to 70 percent.

The new Suspicious Activity Monitoring solution introduces NICE Actimize’s innovative concept of Autonomous Financial Crime Management to the anti-money laundering category for the first time. NICE Actimize’s recently-announced Autonomous Financial Crime Management approach represents a massive shift in unifying and mitigating risk through targeted utilization of big data, advanced analytics everywhere, artificial intelligence and robotic process automation which in concert reduce reputational risk.

Leveraging NICE Actimize’s experience in advanced analytics and transaction monitoring solutions, the ultimate goal of SAM is to leverage intelligence and automation to reduce human effort and error, meeting regulators’ requirements to detect and report sophisticated crime schemes.

Key elements of the new SAM solution also include:
•	Expert-infused machine learning: While financial crime analysts provide oversight to the process, the solution’s machine learning models work to enhance detection and reduce false positives.
•	Analytics agility: Automated tuning and optimization keeps AML analytics faster and more flexible than fast-changing financial crime attack patterns and money laundering schemes.
•
Managed analytics and information-sharing: Cloud-managed analytics takes the burden of model tuning and optimization off financial services organizations. Meanwhile performance dashboards using cloud-based data provides organizations with insight into the performance of their SAM analytics and lets them compare those to industry peer organizations.

•	Virtual workforce: Robots will assume the rote tasks associated with AML operations, freeing up financial crime experts to focus on the more complicated elements of an investigation.
•	Visual storytelling: A simple graphical view of money laundering cases means investigators no longer spend hours constructing the stories behind suspicious activity reports.

The new Actimize SAM solution transforms the suspicious activity monitoring process in other critical ways. Offering “intelligent” segmentation, SAM enables analysts to work with their operations to create more meaningful and accurate customer groups, thereby significantly reducing false positives. Once an issue has been found, via an entity-centric view, the solution is able to offer both macro and micro views of issues, through its intuitive user interface.

Julie Conroy, Aite Group
“Financial institutions need advanced analytics that can evolve rapidly, and machine learning provides that advantage. Machine learning enables models to learn on an iterative basis and, the success is such that those that do not invest in this technology risk being left behind. Machine learning has already been applied to other challenges facing financial services organizations with positive, quantifiable results and now anti-money laundering applications will benefit from this technology. The beauty of machine learning is that it can be applied to any use case where there is both ample data and a problem to solve.”

Joe Friscia, President, NICE Actimize
“NICE Actimize’s Autonomous Financial Crime Management is transforming the anti-money laundering industry’s approach to suspicious activity monitoring by creating a paradigm shift in the way analysts approach their work. With financial services organizations hitting their breaking point, with resources devoted to 80 percent rote administrative work with only 20 percent intelligence, it was critical that we dramatically turn that unproductive scenario around. Our new solution, centered on our commitment to turning our Autonomous Financial Crime Management vision into a reality, automates everything but the analysts’ final decision in every transaction, putting the emphasis on human decision-making instead of manual execution.”

To register for the webinar “Transforming AML: Accessible AI. Autonomous Investigations", on February 27, 10 a.m. ET/ 15:00 GMT, please visit here.

For additional information:
•	NICE Actimize Suspicious Activity Monitoring solution, click here.
•	NICE Actimize Autonomous Financial Crime Management approach, click here.
•	On-demand anti-money laundering and financial crime webinars, click here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.niceactimize.com, @NICE_Actimize or Nasdaq:NICE.

About NICE
NICE (Nasdaq:NICE) is the worldwide leading provider of both cloud and on-premises enterprise software solutions that empower organizations to make smarter decisions based on advanced analytics of structured and unstructured data. NICE helps organizations of all sizes deliver better customer service, ensure compliance, combat fraud and safeguard citizens. Over 22,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies, are using NICE solutions. www.nice.com.

Press Contact:
Cindy Morgan-Olson
+1-551-256-5000
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1 551 256-5354
ir@nice.com

Yisca Erez
+972-9-775-3798
NICE Ltd.
ir@nice.com

Trademark Note: NICE and the NICE logo are trademarks or registered trademarks of NICE Ltd. All other marks are trademarks of their respective owners. For a full list of NICE’s marks, please see: www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Friscia and Ms. Conroy, are based on the current beliefs, expectations and assumptions of the management of NICE Ltd. (the Company). In some cases, such forward-looking statements can be identified by terms such as believe, expect, may, will, intend, project, plan, estimate or similar words. Forward-looking statements are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) potentially impacting our business and financial condition; competition; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; an inability to maintain certain marketing and distribution arrangements; and the effect of newly enacted or modified laws, regulation or standards on the Company and our products. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.